File No. 70-

                United States Securities and Exchange Commission
                             Washington, D.C. 20549
--------------------------------------------------------------------------------

                        Form U-1 Application/Declaration
                                    Under the
                   Public Utility Holding Company Act of 1935
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                                   Enron Corp.
                               Four Houston Center
                             1221 Lamar, Suite 1600
                             Houston, TX 77010-1221

                    (Names of companies filing this statement
                  and addresses of principal executive offices)
--------------------------------------------------------------------------------

                                   Enron Corp.
                    (Name of top registered holding company)
--------------------------------------------------------------------------------


                                   Enron Corp.
                           Attn.: Corporate Secretary
                               Four Houston Center
                             1221 Lamar, Suite 1600
                             Houston, TX 77010-1221

                   (Names and addresses of agents for service)

                 The Commission is also requested to send copies
             of any communication in connection with this matter to:

      Robert H. Walls, Jr.                      William S. Lamb
        General Counsel              LeBoeuf, Lamb, Greene & MacRae, L.L.P.
        David M. Koogler                      125 West 55th Street
   Assistant General Counsel                New York, NY 10019-5389
          Enron Corp.                      Telephone: (212) 424-8170
      Four Houston Center                  Facsimile: (212) 424-8500
     1221 Lamar, Suite 1600
     Houston, TX 77010-1221                    Sonia C. Mendonca
   Telephone: (713) 853-6161         LeBoeuf, Lamb, Greene & MacRae, L.L.P.
   Facsimile: (713) 646-3092               1875 Connecticut Avenue NW
    Facsimile (713) 646-6227                  Washington, DC 20009
                                           Telephone: (202) 986-8195
                                           Facsimile: (202) 956-3321


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

                                TABLE OF CONTENTS


Item 1. Description of the Proposed Transactions..............................12

         A. Introduction and General Request..................................12

         B. Portland General Electric Company.................................13

                  1. Introduction.............................................13

                  2. Sale of Portland General to Oregon Electric..............14

         C. Analysis of the Portland General Divestiture under the Act........19

         D. Registered Status of Enron........................................21

Item 2. Fees, Commissions and Expenses........................................22

Item 3. Applicable statutory provisions and legal analysis....................22

Item 4. Regulatory approvals..................................................22

Item 5. Procedure.............................................................22

Item 6. Exhibits and Financial Statements.....................................22

Item 7. Information as to Environmental Effects...............................23




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

                                                     GLOSSARY

Term                         Definition                                                                              Source

Allowed Claim/Allowed        Any Claim against or Equity Interest in any of the Debtors or the Debtors' estates,     Disclosure
Equity Interest              (i) proof of which was filed on or before the date designated by the Bankruptcy Court   Statement: A-4
                             as the last date for filing such proof of Claim against or Equity Interest in any such Debtor or such Debtor's estate, (ii) if no proof of Claim or Equity Interest has been timely filed, which has been or hereafter is listed by such Debtor in its
                             Schedules as liquidated in amount and not disputed or contingent or (iii) any Equity
                             Interest registered in the stock register maintained by or on behalf of the Debtors as of the Record Date, in each such case in clauses (i), (ii) and (iii) above, a
                             Claim or Equity Interest as to which no objection to the allowance thereof, or action to equitably subordinate or otherwise limit recovery with respect thereto, has been interposed within the applicable period of limitation, or as to which an objection has been interposed and such Claim has been allowed in whole or in part by a final order. For purposes of determining the amount of an "Allowed Claim", there shall be deducted therefrom an amount equal to the amount of any claim which the Debtors may hold against the holder thereof, to the extent such claim may be set off pursuant to applicable non-bankruptcy law. Without in any way limiting the foregoing, "Allowed
                             Claim" shall include any Claim arising from the recovery of property in accordance with sections 550 and 553 of the Bankruptcy Code and allowed in accordance with section 502(h) of the Bankruptcy Code, any Claim allowed under or pursuant to the terms of the Plan or any Claim to the extent that it has been allowed pursuant to a final order; provided, however, that (i) Claims allowed solely for the purpose of voting to accept or reject the Plan pursuant to an order of the Bankruptcy Court shall not be considered "Allowed Claims" hereunder unless otherwise specified herein or by order of the Bankruptcy Court, (ii) for any purpose under the Plan, other than with respect to an Allowed ETS Debenture Claim, "Allowed Claim" shall not include interest, penalties, or late charges arising from or relating to the period from and after the Petition Date, and (iii) "Allowed Claim" shall not include any Claim subject to disallowance in accordance with section 502(d) of the Bankruptcy Code.

Allowed ETS Debenture Claim  Allowed ETS Debenture Claim means an ETS Debenture Claim (a General Unsecured Claim     Disclosure
                             arising from or relating to the ETS Indentures), to the extent it is or has become an   Statement: A-5
                             Allowed Claim and set forth on Exhibit "E" to the Plan.


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

Allowed General Unsecured    A General Unsecured Claim, to the extent it is or has become an Allowed Claim.          Disclosure
Claims                                                                                                               Statement: A-5

Allowed Guaranty Claim       A Guaranty Claim, to the extent it is or has become an Allowed Claim.                   Disclosure
                                                                                                                     Statement: A-5

Allowed Intercompany Claim   An Intercompany Claim, to the extent it is or has become an Allowed Claim and as set    Disclosure
                             forth on Exhibit "F" to the Plan; provided, however, that, based upon a methodology     Statement: A-5
                             or procedure agreed upon by the Debtors, the Creditors' Committee and the ENA
                             Examiner and set forth in the Plan Supplement, the amount of each such Intercompany
                             Claim may be adjusted pursuant to a final order of the Bankruptcy Court entered after the date of the Disclosure Statement Order to reflect (a) Allowed Claims, other than
                             Guaranty Claims, arising from a Debtor satisfying, or being deemed to have satisfied, the obligations of another Debtor, (b) Allowed Claims arising under section 502(h) of the Bankruptcy Code solely to the extent that a Debtor does not receive a full recovery due to the effect of the proviso set forth in Section 28.1 of the Plan or
                             (c) Allowed Claims arising from the rejection of written executory contracts or unexpired leases between or among the Debtors, other than with respect to Claims relating to the rejection damages referenced in Section 34.3 of the Plan.

Chapter 11 Cases             The cases commenced under chapter 11 of the Bankruptcy Code by the Debtors on or        Disclosure
                             after the Initial Petition Date styled In re Enron Corp., et al., Chapter 11 Case No.   Statement: A-12
                             01-16034 (AJG), Jointly Administered, currently pending before the Bankruptcy Court.

Claim                        Any right to payment from the Debtors or from property of the Debtors or their          Disclosure
                             estates, whether or not such right is reduced to judgment, liquidated, unliquidated,    Statement: A-12
                             fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured, known or unknown or asserted; or any right to an equitable remedy for breach of performance if such breach gives rise to a right of payment from the Debtors or from property of the Debtors, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured,  unmatured, disputed, undisputed, secured, or unsecured.

Confirmation Order           The order of the Bankruptcy Court confirming the Plan.                                  Disclosure
                                                                                                                     Statement: A-14

Creditor                     Any Person or Entity holding a Claim against the Debtors'                               Disclosure
                             estates or, pursuant to section 102(2) of the Bankruptcy Code, against property of      Statement: A-16
                             the Debtors that arose or is deemed to have arisen on or


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

                             prior to the Petition Date, including, without limitation, a Claim against any of the
                             Debtors or Debtors in Possession of a kind specified in sections 502(g), 502(h) or
                             502(i) of the Bankruptcy Code.

Creditor Cash                Creditor Cash means at any time, the excess, if any, of (a) all Cash and Cash           Disclosure
                             Equivalents (i) in the Disbursement Account(s) or (ii) to be distributed in             Statement: A-16
                             accordance with the provisions of Sections 22.8 and 23.8 of the Plan over (b) such amounts of Cash (i) reasonably determined by the Disbursing Agent as necessary to satisfy, in accordance with the terms and conditions of the Plan, Administrative
                             Expense Claims, Priority Non-Tax Claims, Priority Tax Claims, Convenience Claims and
                             Secured Claims, (ii) necessary to fund the Litigation Trust and the Special
                             Litigation Trust in accordance with Articles XXII and XXIII of the Plan, respectively, (iii) necessary to make pro rata distributions to holders of Disputed
                             Claims as if such Disputed Claims were, at such time, Allowed Claims and (iv) such other amounts reasonably determined by the Reorganized Debtors as necessary to fund the ongoing operations of the Reorganized Debtors or the Remaining Asset Trusts, as
                             the case may be, during the period from the Effective Date up to and including such later date as the Reorganized Debtor Plan Administrator shall reasonably determine;
                             provided, however, that, on the Effective Date, Creditor Cash available as of the
                             Effective Date shall be equal to or greater than the amount of Creditor Cash as jointly determined by the Debtors and the Creditors' Committee and set forth in the
                             Plan Supplement, which amount may be subsequently adjusted with the consent of the
                             Creditors' Committee; and, provided, further, that such projected amount of Creditor
                             Cash shall be reduced, on a dollar- for dollar basis, to the extent of any distributions of Cash made by the Debtors to Creditors, pursuant to a Final Order, during the period from the Confirmation Date up to and including the Effective Date.

DCR Overseers                The group of five (5) Persons selected by the Debtors with the consent of (a) the       Disclosure
                             Creditors' Committee with respect to four (4) of the Debtors' selections and (b) the    Statement: A-20
                             ENA Examiner with respect to one (1) of the Debtors' selections, and appointed prior to the Effective Date by the Bankruptcy Court, or any replacements thereafter selected in accordance with the guidelines of the Disputed Claims reserve set forth in the Plan Supplement, who shall determine, in accordance with the provisions set forth therein, to vote or sell the Plan Securities held by the Disputed Claims reserve to be created in accordance with the provisions of Section 21.3 of the Plan.

Disbursing Agent             Solely in its capacity as agent of the Debtors to effectuate distributions pursuant     Disclosure
                             to the Plan, the Reorganized Debtors, the Reorganized Debtor Plan Administrator or      Statement: A-22
                             such other Entity as may be designated by the Debtors, with the consent of the
                             Creditors' Committee, and appointed


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

                             by the Bankruptcy Court and set forth in the Confirmation Order.

Disputed Claim; Disputed     Any Claim against or Equity Interest in the Debtors, to the extent the allowance of     Disclosure
Equity Interest              such Claim or Equity Interest is the subject of a timely objection or request for       Statement: A-23
                             estimation, or is otherwise disputed by the Debtors in accordance with applicable law, which objection, request for estimation or dispute has not been withdrawn, with prejudice or determined by a final order.

Disputed Claims Reserve      From and after the Effective Date, and until such time as all Disputed Claims have      Disclosure
                             been compromised and settled or determined by final order, the Disbursing Agent shall   Statement: A-22
                             reserve and hold in escrow for the benefit of each holder of a Disputed Claim, Cash,
                             Plan Securities, Operating Trust Interests, Remaining Asset Trust Interests,
                             Litigation Trust Interests and Special Litigation Trust Interests and any dividends, gains or income attributable thereto, in an amount equal to the pro rata share of distributions which would have been made to the holder of such Disputed Claim if it were an Allowed Claim in an amount equal to the lesser of: (i) the Disputed Claim
                             Amount, (ii) the amount in which the Disputed Claim shall be estimated by the
                             Bankruptcy Court pursuant to section 502 of the Bankruptcy Code for purposes of allowance, which amount, unless otherwise ordered by the Bankruptcy Court, shall constitute and represent the maximum amount in which such Claim may ultimately become an Allowed Claim, or (iii) such other amount as may be agreed upon by the holder of such Disputed Claim and the Reorganized Debtors; provided, however, that, under no circumstances, shall a holder of an Allowed Convenience Claim be entitled to distributions of Litigation Trust Interests, Special Litigation Trusts Interests or
                             the proceeds thereof. Any Cash, Plan Securities, Operating Trust Interests, Remaining
                             Asset Trust Interests, Litigation Trust Interests and Special Litigation Trust
                             Interests reserved and held for the benefit of a holder of a Disputed Claim shall be treated as a payment and reduction on account of such Disputed Claim for purposes of computing any additional amounts to be paid in Cash or distributed in Plan Securities in the event the Disputed Claim ultimately becomes an Allowed Claim. Such Cash and any dividends, gains or income paid on account of Plan Securities, Operating Trust
                             Interests, Remaining Asset Trust Interests, Litigation Trust Interests and Special
                             Litigation Trust Interests reserved for the benefit of holders of Disputed Claims shall be either: (x) held by the Disbursing Agent, in an interest-bearing account or
                             (y) invested in interest-bearing obligations issued by the United States government, or by an agency of the United States government and guaranteed by the United States government, and having (in either case) a maturity of not more than thirty (30) days, for the benefit of such holders pending determination of their entitlement thereto under the terms of the Plan. No payments or distributions shall be made with


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

                             respect to all or any portion of any Disputed Claim pending the entire resolution thereof by final order.

Effective Date               The earlier to occur of: (a) the first (1st) Business Day following the Confirmation    Disclosure
                             Date that (i) the conditions to effectiveness of the Plan set forth in Section 37.1     Statement: A-29
                             of the Plan have been satisfied or otherwise waived in accordance with Section 37.2 of the Plan, but in no event earlier than December 31, 2004, and (ii) the effectiveness of the Confirmation Order shall not be stayed and (b) such other date following the Confirmation Date that the Debtors and the Creditors' Committee, in their joint and absolute discretion, designate.

ENA Examiner                 Harrison J. Goldin, appointed as examiner of ENA pursuant to the Bankruptcy Court's     Disclosure
                             order, dated March 12, 2002.                                                            Statement: A-33

Equity Interest              Equity Interest means any equity interest in any of the Debtors represented by duly     Disclosure
                             authorized, validly issued and outstanding shares of preferred stock or common stock    Statement: A-43
                             or any interest or right to convert into such an equity interest or acquire any equity interest of the Debtors which was in existence immediately prior to or on the
                             Petition Date.

Existing PGE Common Stock    The issued and outstanding shares of PGE common stock, having a par value of $3.75      Disclosure
                             per share, held by Enron as of the date hereof.                                         Statement: A-45

General Unsecured Claim      An Unsecured Claim, other than a Guaranty Claim, or an Intercompany Claim.              Disclosure
                                                                                                                     Statement: A-48

IRS                          The Internal Revenue Service, an agency of the United States Department of Treasury.    Disclosure
                                                                                                                     Statement: A-51

PGE Common Stock             PGE Common Stock means the shares of PGE Common Stock authorized and to be issued       Disclosure
                             pursuant to the Plan, which shares shall have no par value per share, of which eighty   Statement: A-61
                             million (80,000,000) shares shall be authorized and of which sixty-two million five hundred thousand (62,500,000) shares shall be issued pursuant to the Plan, and such other rights with respect to dividends, liquidation, voting and other matters as are provided for by applicable nonbankruptcy law or the PGE Certificate of Incorporation or the PGE By-laws.

Plan Currency                The mixture of Creditor Cash, Prisma Common Stock, CrossCountry Common Equity, and      Disclosure
                             PGE Common Stock to be distributed to holders of Allowed General Unsecured Claims,      Statement: A-63
                             Allowed Guaranty Claims and Allowed Intercompany Claims pursuant to the Plan;
                             provided, however, that, if jointly determined by the Debtors and the Creditors'
                             Committee,


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

                             "Plan Currency" may include Prisma Trust Interests, CrossCountry Trust Interests,
                             PGE Trust Interests and the Remaining Asset Trust Interests.

Plan Securities              Prisma Common Stock, CrossCountry Common Equity and PGE Common Stock.                   Disclosure
                                                                                                                     Statement: A-63

Plan Supplement              Plan Supplement means a separate volume, filed with the Clerk of the Bankruptcy Court   Disclosure
                             and posted as a "Related Document" at http://www.enron.com/corp/por/, including,        Statement:
                             among other documents, forms of (1) the Litigation Trust Agreement, (2) the Special     A-63-64
                             Litigation Trust Agreement, (3) the Prisma Trust Agreement, (4) the CrossCountry
                             Trust Agreement, (5) the PGE Trust Agreement, (6) the Remaining Asset Trust
                             Agreement(s), (7) the Common Equity Trust Agreement, (8) the Preferred Equity Trust
                             Agreement, (9) the Prisma Articles of Association, (10) the Prisma Memorandum of
                             Association, (11) the CrossCountry By-laws/Organizational Agreement, (12) the
                             CrossCountry Charter, (13) the PGE By-Laws, (14) the PGE Certificate of
                             Incorporation, (15) the Reorganized Debtor Plan Administration Agreement, (16) the
                             Reorganized Debtors By-laws, (17) the Reorganized Debtors Certificate of
                             Incorporation, (18) the Severance Settlement Fund Trust Agreement, (19) a schedule of the types of Claims entitled to the benefits of subordination afforded by the documents referred to and the definitions set forth on Exhibit "L" to the Plan, (20)
                             a schedule of Allowed General Unsecured Claims held by affiliated non-Debtor Entities and structures created by the Debtors and which are controlled or managed by the
                             Debtors or their Affiliates, (21) a schedule setting forth the identity of the proposed senior officers and directors of Reorganized ENE, (22) a schedule setting forth the identity and compensation of any insiders to be retained or employed by
                             Reorganized ENE, (23) a schedule setting forth the litigation commenced by the
                             Debtors on or after December 15, 2003 to the extent that such litigation is not set forth in the Disclosure Statement, (24) the methodology or procedure agreed upon by the Debtors, the Creditors' Committee and the ENA Examiner with respect to the adjustment of Allowed Intercompany Claims, as referenced in Section 1.21 of the Plan, and to the extent adjusted or to be adjusted pursuant to such methodology or procedure, an updated Exhibit "F" to the Plan and a range of adjustment, which may be made in accordance with Section 1.21(c) of the Plan, (25) the guidelines of the
                             Disputed Claims reserve to be created in accordance with Section 21.3 of the Plan,
                             (26) the guidelines for the DCR Overseers in connection with the Disputed Claims reserve and (27) a schedule or description of Litigation Trust Claims and Special
                             Litigation Trust Claims, in each case, consistent with the substance of the economic and governance provisions contained in the Plan, (a) in form and substance satisfactory to the


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

                             Creditors' Committee and (b) in substance satisfactory to the ENA Examiner. The Plan
                             Supplement also sets forth the amount of Creditor Cash to be available as of the
                             Effective Date as jointly determined by the Debtors and the Creditors' Committee, which amount may be subsequently adjusted with the consent of the Creditors' Committee. The
                             Plan Supplement (containing drafts or final versions of the foregoing documents) was
                             (i) filed with the Clerk of the Bankruptcy Court and (ii) provided to the ENA Examiner.

Record Date                  Record Date means the date or dates established by the Bankruptcy Court in the          Disclosure
                             Confirmation Order for the purpose of determining the holders of Allowed Claims and     Statement: A-68
                             Allowed Equity Interests entitled to receive distributions pursuant to the Plan.

Remaining Assets             From and after the Effective Date, all Assets of the Reorganized Debtors; provided,     Disclosure
                             however, that, under no circumstances, shall "Remaining Assets" include (a) Creditor    Statement: A-69
                             Cash on the Effective Date, (b) the Litigation Trust Claims, (c) the Special
                             Litigation Trust Claims, (d) the Plan Securities and (e) claims and causes of action subject to the Severance Settlement Fund Litigation.

Reorganized Debtors          The Debtors, other than the Portland Debtors, from and after the Effective Date.        Disclosure
                                                                                                                     Statement: A-70

Reorganized Debtors By-laws  The respective by-laws of the Reorganized Debtors, including Reorganized Enron, which   Disclosure
                             by-laws shall be in form and substance satisfactory to the Creditors' Committee and     Statement: A-70
                             in substantially the form included in the Plan Supplement.

Reorganized Debtors          The respective Certificates of Incorporation of the Reorganized Debtors, which          Disclosure
Certificate of               certificates of incorporation shall be in form and substance satisfactory to the        Statement: A-70
Incorporation                Creditors' Committee and in substantially the form included in the Plan Supplement.

Reorganized Debtor Plan      Reorganized Debtor Plan Administration Agreement means the agreement prescribing the    Disclosure
Administration Agreement     powers, duties and rights of the Reorganized Debtor Plan Administrator in               Statement: A-70
                             administering the Plan, which agreement shall be in form and substance satisfactory to the Creditors' Committee and in substantially the form included in the Plan
                             Supplement.

Reorganized Debtor Plan      Stephen Forbes Cooper, LLC, retained, as of the Effective Date, by the Reorganized      Disclosure
Administrator or             Debtors as the employee responsible for, among other things, the matters described in   Statement: A-70
Administrator                Section 36.2 of the Plan.

Treasury Regulations         Regulations promulgated by the U.S. Department of Treasury pursuant                     Disclosure


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

                             to the Internal Revenue Code.                                                           Statement: A-80



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                        FORM U-1 Application/DECLARATION
                                   UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Item 1.  Description of the Proposed Transactions

     A.  Introduction and General Request

     Enron Corp. ("Enron"), an Oregon corporation and a registered public utility holding company under the Public Utility Holding Company Act of 1935 ("Act"), files this Application/Declaration ("Application") under Sections 12(d) and 5(d) of the Act in connection with the sale of Enron's electric public utility subsidiary, Portland General Electric Company ("Portland General") to Oregon Electric Utility Company, LLC ("Oregon Electric"), and for Enron to deregister under the Act after the completion of such transaction.

     On December 2, 2001, Enron and certain of its subsidiaries each filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York ("Bankruptcy Court"). As of today, one hundred eighty (180) Enron-related entities have filed voluntary petitions. Pursuant to sections 1107 and 1108 of the Bankruptcy Code, Enron and its subsidiaries that have filed voluntary petitions (the "Debtors") continue to operate their businesses and manage their properties as debtors in possession. Portland General, Enron's sole public utility subsidiary company, has not filed a voluntary petition under the Bankruptcy Code and is not in bankruptcy. Likewise, many other Enron companies that are operating companies have not filed bankruptcy petitions and continue to operate their businesses.

     On March 9, 2004, Enron registered as a holding company under the Act. On that date the Securities and Exchange Commission ("Commission") issued two orders. The first order authorized Enron and certain subsidiaries to engage in financing transactions, non-utility corporate reorganizations, the declaration and payment of dividends, affiliate sales of goods and services, and other transactions needed to allow the applicants to continue their businesses as debtors in possession in bankruptcy and non-debtors./1 The second order, referred to as the "Plan Order" authorized the Debtors' Fifth Amended Joint Plan of Affiliated Debtors Pursuant to Chapter 11 of the Bankruptcy Code, dated January 9, 2004 ("Plan") under Section 11(f) of the Act./2 The Plan Order also constituted a report on the Plan under Section 11(g) of the Act and authorized the Debtors to continue the solicitation of votes of the Debtors' creditors for acceptances or rejections of the Plan./3 The Plan was approved by the Bankruptcy Court on July 15, 2004, but has not yet become effective.

     As explained in the Plan Order, the Plan does not provide for Enron to survive in the long term as an ongoing entity with any material operating businesses. Enron's role as a

--------
1 Enron Corp., et al., Holding Co. Act Release No. 27809 (March 9,
2004) ("Omnibus Order").

2 The Plan, related disclosure statement and Plan Supplement are included as Exhibits H-J hereto. Modifications to the Plan since January 9, 2004 are available at www.elaw4enron.com. Future modifications to the Plan also will be available at and www.elaw4enron.com.

3 Enron Corp., Holding Co. Act Release No. 27810 (March 9, 2004) ("Plan Order").


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

Reorganized Debtor will be to hold and sell assets and to manage the litigation of the estates pending the final conclusion of the Chapter 11 Cases.

     In furtherance of the Plan, Enron has entered into an agreement to sell the Existing PGE Common Stock to Oregon Electric. Upon completion of the sale of the Existing PGE Common Stock, Enron will cease to be a holding company within the meaning of the Act.

     Accordingly, this Application seeks (i) authorization for the sale of Portland General, as described herein, and (ii) an order under Section 5(d) of the Act declaring that, effective immediately upon the consummation of the sale of Portland General to Oregon Electric as described in this Application, Enron, would no longer be a registered holding company under the Act.

     B.  Portland General Electric Company

         1.   Introduction

     Portland General, incorporated in 1930, is a single, integrated electric utility engaged in the generation, purchase, transmission, distribution, and retail sale of electricity in the State of Oregon. Portland General also sells electricity and natural gas in the wholesale market to utilities and power marketers located throughout the western United States. Portland General's service area is located entirely within Oregon and covers approximately 4,000 square miles. It includes 51 incorporated cities, of which Portland and Salem are the largest. Portland General estimates that, at the end of 2003, its service area population was approximately 1.5 million, comprising about 43% of the state's population. As of December 31, 2003, Portland General served approximately 754,000 retail customers. Portland General has approximately 26,085 miles of electric transmission and distribution lines and owns 1,957 MW of generating capacity. Portland General also has long-term power purchase contracts for 510 MW from four hydroelectric projects on the mid-Columbia River and power purchase contracts of one to twenty-six years for another 740 MW from Bonneville Power Administration, other Pacific Northwest utilities, and certain Native American tribes. As of December 31, 2003, Portland General's total firm resource capacity, including short-term purchase agreements, was approximately 3,883 MW (net of short-term sales agreements of 3,910 MW). Portland General's peak load in 2003 was 3,351 MW.

     On July 2, 1997, Portland General Corporation, the former parent of Portland General, merged with Enron, with Enron continuing in existence as the surviving corporation, and Portland General becoming a wholly owned subsidiary of Enron. Portland General is not a Debtor in the Chapter 11 Cases. As of December 31, 2003, Portland General had 2,687 employees. Portland General is a reporting company under the Securities Exchange Act of 1934 and it files annual, quarterly and periodic reports with the Commission. Portland General is regulated by the Oregon Public Utility Commission ("OPUC") with regard to its rates, terms of service, financings, affiliate transactions and other aspects of its business. The company is also regulated by the Federal Energy Regulatory Commission ("FERC") with respect to its activities in the interstate wholesale power markets.


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

     As of and for the year ended December 31, 2003, Portland General and its subsidiaries on a consolidated basis had operating revenues of $1,752 million, net income of $58 million, retained earnings of $545 million, and assets of $3,372 million.

         2.   Sale of Portland General to Oregon Electric

              a.   Generally

     Enron entered into an agreement, dated November 18, 2003 (the "Purchase Agreement") to sell the Existing PGE Common Stock to Oregon Electric, a newly-formed entity financially backed by investment funds managed by the Texas Pacific Group, a private equity investment firm./4 The closing of the sale is anticipated to occur in the second half of 2004 after the receipt of certain regulatory authorizations. As explained more fully below, on December 4, 2003, the Bankruptcy Court issued a bidding procedures order (the "Bidding Procedures Order") specifying January 28, 2004 as the last date on which competing prospective buyers may submit bids to acquire Portland General./5 Under the Purchase Agreement, Enron was permitted to accept a bid that represents a "higher or better" offer for Portland General. No qualifying bid was received prior to the January 28, 2004 deadline. By order dated February 5, 2004 (the "Sale Order"), the Bankruptcy Court approved the Purchase Agreement and authorized the sale of the Existing PGE Common Stock to Oregon Electric./6

     Under the Purchase Agreement, Enron would sell all of the issued and outstanding common stock, par value $3.75 per share, of Portland General to Oregon Electric. The purchase price for the Existing PGE Common Stock is a cash amount equal to (a) $1,250,000,000, subject to a purchase price adjustment based on the difference between Portland General's shareholders' equity and retained earnings at the closing date of the transaction and $1,129,422,925 (Portland General's shareholders' equity and retained earnings at December 31, 2002), plus
(b) up to $10.4 million in cash based on a sharing mechanism for indemnity items settled between signing and closing of the transaction. Of the cash purchase price (subject to reduction for certain pre-closing settlement of certain specified liabilities), $94,000,000 will be placed in an escrow account at the closing and available to satisfy indemnification obligations of Enron under the Purchase Agreement.

     Under the Purchase Agreement, after closing, Enron will indemnify Oregon Electric and Portland General, subject to limitations described below, for:

--------
4 Enron Corp. Press Release dated November 18, 2003. See also Stock Purchase Agreement Between Oregon Electric Utility Company, LLC and Enron Corp. dated November 18, 2003 ("Purchase Agreement"), Exhibit B-2.

5 Order Pursuant to Sections 105(a) and 363 of the Bankruptcy Code and Federal Rules of Bankruptcy Procedure 2002, 6004 and 9013 (A) Establishing Procedures for the Solicitation and Consideration of Proposals to Purchase the Shares of Portland General Electric Company, (B) Approving Payment of a Break-up Fee and Certain Other Expenses, (C) Scheduling a Hearing on the Sale of the Shares, and
(D) Approving the Form and Scope of Notices of Bidding Procedures and Sale Hearing, Docket No. 14665, In re Enron Corp., et al., Chapter 11 Case No. 01-10634-(AJG), December 4, 2003 (U.S. Bankruptcy Court, S.D.N.Y.).

6 Order Pursuant to Sections 105 and 363 of the Bankruptcy Code and Bankruptcy Rule of Bankruptcy Procedure 6004 (A) Authorizing and Approving the Terms and Conditions of Agreement for the Sale of the Stock of Portland General Electric Company and (B) Authorizing the Consummation of the Transactions Contemplated Therein, Docket No. 16019, In re Enron Corp., et al., Chapter 11 Case No. 01-10634-(AJG), February 5, 2004 (U.S. Bankruptcy Court, S.D.N.Y.).

     o breaches by Enron of representations, warranties and pre-closing covenants;

     o    breaches by Enron of post-closing covenants;

     o    certain specified Portland General and Enron related liabilities; and

     o certain tax and employee benefits liabilities related to Enron's ownership of Portland General.

Oregon Electric and Portland General are not entitled to any indemnification for breaches of representations, warranties and pre-closing covenants until they incur losses arising from such breaches in excess of $12.5 million. Once Oregon Electric and/or Portland General incur covered losses in excess of such amount, they are entitled to indemnification for the initial $12.5 million of losses and, subject to the other limits described below, for subsequent covered losses. The indemnification for breaches of representations, warranties, pre-closing covenants and the specified Portland General and Enron related liabilities is limited to the amount placed in escrow at the closing of the transaction. The indemnification for the tax and employee benefits liabilities related to Enron's ownership of Portland General and its subsidiaries is subject to a cap equal to the amount of the purchase price.

     Indemnification claims for breaches of Enron's representations and warranties must be asserted, in the case of most of such representations and warranties, within 15 months following the closing of the transactions. Indemnification claims for breaches of Enron representations and warranties relating to title to the Existing PGE Common Stock, employee benefits and taxes may be asserted up to three years after the closing of the transaction. All outstanding indemnification claims related to breaches of representations, warranties, pre-and post-closing covenants by Enron or specified Portland General and Enron related liabilities will be "frozen" on the third anniversary of the closing and submitted to the Bankruptcy Court for resolution. Following such third anniversary, a proceeding will be held in the Bankruptcy Court to determine the amount necessary to satisfy Enron's indemnification obligations in respect of such outstanding indemnification claims. The amount determined to be payable to Oregon Electric with respect to such matters, if any, will be satisfied by, and will not exceed, the amount of the remaining escrowed funds. Any remaining escrow funds after payment to Oregon Electric will be released to Enron. Such Bankruptcy Court proceeding will not apply to Enron's indemnification for tax and employee benefits liabilities related to Enron's ownership of Portland General.

     Enron is obligated to pay Oregon Electric a break-up fee equal to $31.25 million ("Break-up Fee") if the Purchase Agreement is terminated:

     o by Oregon Electric upon Enron's election to distribute the PGE Common Stock to creditors; and

     o by Oregon Electric upon Enron's willful breach of the purchase agreement./7

--------
7 The Break-up Fee also was payable if the Purchase Agreement was terminated by Enron or Oregon Electric upon Enron's acceptance of a higher or better offer for Portland General. Given that the "overbid" process, described below, did not produce a higher or better offer, this trigger for the payment of the Break-up Fee is no longer operative.

In addition, if Oregon Electric terminates the Purchase Agreement by reason of Enron's willful breach and Enron, within the one-year period following such termination, enters into a purchase agreement for an alternative transaction, then Oregon Electric may seek additional damages from Enron equal to the difference between the purchase price that would have been payable by Oregon Electric and the purchase price payable in such alternative transaction./8

     Under the Purchase Agreement, Enron also agreed to reimburse Oregon Electric for its reasonable and documented expenses, up to a specified cap that increases over time, if the Purchase Agreement is terminated by Oregon Electric upon a non-willful breach by Enron of the Purchase Agreement./9 In any circumstances where Oregon Electric's expenses are reimbursed and a break-up fee is subsequently owed to Oregon Electric, the Break-up Fee will be reduced by the amount of such expenses.

     In connection with the execution of the Purchase Agreement, Oregon Electric placed a letter of credit in escrow in the amount of $18,750,000 as a deposit. The full amount of the proceeds of the letter of credit will be payable to Enron if it terminates the Purchase Agreement because of Oregon Electric's breach. In addition, Enron will be entitled to receive a portion of the deposit ($5,000,000 or $10,000,000) depending on the circumstances in certain cases if Oregon Electric is unable to obtain financing for the transaction.

     The transactions contemplated by the Purchase Agreement are subject to customary closing conditions and require the approval of the Bankruptcy Court (already received) and the OPUC, Oregon Energy Facilities Siting Council, FERC, Federal Communications Commission ("FCC") and the Nuclear Regulatory Commission ("NRC"), in addition to this Commission./10 The transaction has been approved by the Enron board of directors and is supported by the Official Unsecured Creditors' Committee in the Enron bankruptcy proceeding ("Creditors' Committee").

              b.   Bankruptcy Court Review

     As noted above, on February 5, 2004, the Bankruptcy Court approved the sale of Portland General to Oregon Electric. The approval followed completion of an "overbid" process in which other potential buyers were given the opportunity to submit superior bids. No other bids were received.

--------
8 Enron also would have been obligated to pay Oregon Electric the Break-up Fee if the Purchase Agreement were terminated in certain circumstances due to the failure to obtain Bankruptcy Court approval for the transaction, and, within three months following a termination of the Purchase Agreement, Enron entered into an agreement for an alternative transaction regarding Portland General with a third party that is economically more favorable to Enron than the transaction contemplated by the Purchase Agreement. Except as noted above, the Break-up Fee would be the maximum amount of Oregon Electric's damages upon a termination of the Purchase Agreement in the foregoing circumstances.

9 The reimbursement obligation would also have applied if the Purchase Agreement were terminated by Oregon Electric or Enron if an order of the Bankruptcy Court approving the transactions contemplated by the Purchase Agreement had not been entered within 140 days after the execution of the Purchase Agreement.

10 Any waiting period (including any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act applicable to the sale also shall have terminated or expired prior to closing.

     The Bankruptcy Court found in the Sale Order that Enron (the Seller):

          has demonstrated both (i) sufficient and sound business purpose and justification; and (ii) compelling circumstances for the Transaction in accordance with section 363(b) of the Bankruptcy Code prior to the confirmation of a chapter 11 plan in Seller's chapter 11 case. In support of this conclusion, the Court finds the following facts to be true. First, there can be no assurance that Purchaser [Oregon Electric] would be willing to consummate the Transaction if required to wait for approval of the Transaction as part of confirmation of Seller's chapter 11 plan. Second, Seller has acted with care and loyalty when considering whether to sell the Shares pursuant to the Purchase Agreement and does not rely on advice from an advisor who has a material conflict of interest.

              J. The purchase price in the Purchase Agreement is fair and reasonable and provides reasonably equivalent value. In support of this conclusion, the Court finds the following facts to be true. The bidding and auction procedures were fair and designed to maximize the purchase price and were implemented in a fair manner. Following more than two years of extensive marketing of the Shares by Seller, the proposed sale of the Shares was widely publicized, all potential bidders who wanted to participate were allowed to bid, no bidder was unsuccessful in attempting to communicate a higher bid, and competitive bidding for the Shares was not stifled. Moreover, the price was (1) negotiated at arms length between commercially sophisticated entities after extended and vigorous negotiations, (2) not the product of collusion among potential bidders or between Seller and Purchaser, (3) not the product of any other unfair or inequitable conduct, and (4) the highest and best price offered.

              K. The parties to the Transaction acted in good faith. In support of this conclusion, the Court finds the following facts to be true. First, the sale was negotiated at arms-length between two commercially sophisticated entities. Second, there was no fraud associated with any part of this transaction. Third, Purchaser did not collude with Seller or any other bidder. Fourth, Purchaser did not attempt to take unfair advantage of any other bidder. Fifth, neither Seller nor Purchaser attempted to or did exclude a bidder from participating in this auction. Sixth, neither Seller nor Purchaser has contrived an emergency. Seventh, Purchaser will pay reasonably equivalent value for the Shares and was the highest bidder.

              L. Purchaser acted in good faith as defined in 11 U.S.C. Sec. 363(m). Nothing in this Order conditions the sale on the outcome of an appeal. Nothing in this Order or the Purchase Agreement waives Purchaser's rights under 11 U.S.C. Sec. 363(m).

              M. The Purchase Agreement does not (1) dictate any future chapter 11 plan, (2) impermissibly restructure the rights of creditors, (3) require the creditors to vote for any specified chapter 11 plan, or (4) attempt to circumvent the disclosure requirements of chapter 11./11

     Enron followed a rigorous process to satisfy the Bankruptcy Court that the sale of the Existing PGE Common Stock was appropriate, fair and equitable to creditors. Enron was required to comply with the Bankruptcy Court's Bidding Procedures Order, which established a process for the consideration of possible alternative better proposals to purchase the shares of Existing PGE Common Stock. In particular, the Bidding Procedures Order provided that Enron was authorized to conduct an auction for the sale of the Existing PGE Common Stock to any bidder that could demonstrate that such bidder had the financial ability to consummate the transaction and the ability to comply with all obligations under its purchase agreement (a "Qualified Bidder"). Under the Bidding Procedures Order, Enron was directed, upon consultation with the Creditors' Committee, to consider only those bids that were presented under a contract substantially identical to the Purchase Agreement, redlined to show modifications to such Purchase Agreement, accompanied by a deposit in an amount at least equal to the greater of $20,250,000 or 1.5% of the bidder's proposed purchase price, and received no later than noon on January 28, 2004.

     The Bidding Procedures Order further provided that any bid must not be subject to due diligence review/12 or any board approval, or subject to any conditions, or the receipt of any consents, that are not otherwise required by the Purchase Agreement. A bid also was required to contain an initial overbid (the "Initial Overbid") in an amount that was at least $50,000,000 over and above the base purchase price in the Purchase Agreement.

     Bids meeting these and other requirements of the Bidding Procedures Order as to form, were designated Qualifying Competing Bids./13 If there were Qualifying Competing Bids, Enron was directed by the Bidding Procedures Order to conduct an auction of the Existing PGE Common Stock on February 2, 2004. At the auction, Enron was to inform each participant which Qualified Competing Bid reflects, in Enron's view, upon consultation with the Creditors' Committee, the highest or best offer. The participants would then have the opportunity to make subsequent bids in an amount at least $10,000,000 higher than the highest prior bid, or such other lesser amount decided by Enron in consultation with the Creditors' Committee.

--------
11 Id. at 4-6.

12 Prospective purchasers had the opportunity for due diligence prior to submitting a bid.

13 Enron, in consultation with the Creditors' Committee, had the right under the Bidding Procedures Order to entertain a bid that did not conform to one or more of the requirements of the order and to consider such bid a Qualified Competing Bid, provided that the bid was accompanied by the required deposit, the Initial Overbid met the minimum requirements specified, and the identity of the party submitting the bid was adequately described to all participants in the auction.

     The Bidding Procedures Order granted Oregon Electric the right to include the amount of the Break-up Fee in the amount of any subsequent bid that it made at the auction. If Oregon Electric was the winning bidder by virtue of a subsequent bid in an amount that exceeded the preliminary purchase price, plus the Initial Overbid, Oregon Electric would be entitled to a credit against the purchase price at closing equal to the amount of the Break-up Fee that would not be required to be paid by Enron.

     Enron provided notice of the bidding procedures to all interested persons in accordance with the Bidding Procedures Order. No bids were received (qualifying or otherwise) and, accordingly, the auction was not held.

     C.  Analysis of the Portland General Divestiture under the Act

     Enron requests authorization under Section 12(d) of the Act to sell the Existing PGE Common Stock to Oregon Electric. Section 12(d) of the Act provides that it is unlawful for a registered holding company to:

          sell any security which it owns of any public utility company, or any utility assets, in contravention of such rules and regulations or orders regarding the consideration to be received for such sale, maintenance of competitive conditions, fees and commissions, accounts, disclosure of interest, and similar matters as the Commission deems necessary or appropriate in the public interest or for the protection of investors or consumers or to prevent the circumvention of the provisions of this title or the rules, regulations, or orders thereunder.

Rule 44 under the Act requires that the sale of public utility company securities by a registered holding company must be pursuant to a declaration notifying the Commission of the proposed transaction and which has been permitted to become effective pursuant to Commission order. Applicants explain below why the proposed sale to Oregon Electric satisfies the requirements of
Section 12(d) and Rule 44 under the Act.

     The Commission has found that the statutory test for compliance with
Section 12(d) must be pragmatic. In the matter of Northeast Utilities, the Commission considered the proposal by Northeast Utilities, a registered holding company, to sell the gas utility assets held by certain subsidiaries of Northeast Utilities and stated that Section 12(d) should be applied to afford "the seller some discretion as to procedure so long as the adopted procedure is consistent with a fair opportunity for interested purchasers to submit offers and thus secure a free market's appraisal of the property's value."/14 In authorizing the sale, the Commission found that Northeast Utilities took appropriate steps to solicit offers from a broad range of possible purchasers. The Commission further found that Northeast Utilities' efforts were directed toward obtaining the best price for the properties and that the resulting contract was the result of vigorous competition./15

--------
14 Northeast Utilities, et al., Holding Co. Act Release No. 19576, 46 S.E.C. 417 (June 16, 1976) at 421.

15 Id., at 429.

     In another matter under Section 12(d), the Commission reviewed the proposed sale by Allegany Gas Company ("Allegany"), a registered holding company, of its subsidiary Crystal City Gas Company ("Crystal City")./16 The sale was opposed by a committee of common stock holders of Pennsylvania Gas & Electric Corporation, Allegany's parent, who claimed that the proposed sale price was too low and that there had not been a maintenance of competitive conditions in the negotiations of the sale. The Commission sided with the stockholders and denied the application, but based its determination not on the price offered, but on the failure to subject the offer to competitive conditions:

          It is our concern that the purchase price proposed represents a fair price for the property in the light of conditions existing at the time. In making that determination we are controlled by the requirements of Section 12(d) of the Act and Rule U-44 promulgated pursuant thereto, to which the proposed sale is subject. These provisions require, among things, the maintenance of competitive conditions in the sale of assets by registered companies. If the price represents a free market's appraisal of the property's value, we would not be inclined to interpose our own judgment even though we might consider it somewhat low. But if competitive conditions were not maintained, if potential and interested purchasers were not made aware of the fact that Crystal City was up for sale, or, if advised of that fact, were not given an opportunity to make an informed offer for the property, then we must conclude that the interests of investors have not been adequately protected and we have a duty to reject the declaration on the terms proposed./17

In more recent cases, the Commission has followed similar reasoning and authorized the sale of utility securities or assets if the price obtained was based on arms-length negotiation and the terms of the sale were fair./18

     The sale by Enron of the Existing PGE Common Stock to Oregon Electric satisfies Section 12(d) and Rule 44. The process followed by Enron to market Portland General was designed to identify potentially interested purchasers and to solicit bids on a competitive basis. The process was supervised by both the Bankruptcy Court and the Creditors' Committee. The terms of the Bidding Procedures Order, described above, clearly gave any interested and qualified competing bidders the opportunity to better the price and other terms of the Oregon Electric proposal. Since no other qualified bidders came forward, the Commission should find that the Oregon Electric proposal was negotiated on a competitive basis, at arms'-length, and that it represents the best possible value for creditors. This view is supported by the findings of the Bankruptcy Court in the Sale Order, which held that the parties to the Purchase Agreement acted in good faith, the bidding and auction procedures were fair and designed to maximize the

--------
16 Pennsylvania Gas & Electric Corp., et al., Holding Co. Act Release No. 10613, 32 S.E.C. 366 (June 12, 1951).

17 Id., at 371.

18 See e.g., Progress Energy Inc., et al., Holding Co. Act Release No. 27718 (September 2, 2003) and Public Service Company of Oklahoma, Holding Co. Act Release No. 26042 (April 29, 1994).

purchase price and were implemented in a fair manner, and that the purchase price in the Purchase Agreement is fair and reasonable and provides reasonably equivalent value.

     The sale to Oregon Electric also is consistent with the protection of consumer interests and the general public interest. Enron would not sell the Existing PGE Common Stock until all necessary regulatory authorizations had been obtained. In particular, a sale would occur only after, in addition to the approval of this Commission, the authorization of the OPUC and the FERC has been obtained./19 This restriction assures that consumer interests are adequately protected. In addition, it is in the general public interest that the Chapter 11 Cases are completed without undue delay. The prompt divestiture of Portland General is an important step in the resolution of the Chapter 11 Cases and is necessary to satisfy creditor claims. Accordingly, the divestiture of Portland General is in the public interest. Finally, there are no reasons why the sale of the Existing PGE Common Stock to Oregon Electric by Enron should not be permitted. For all these reasons, the proposed transaction satisfies the standards of Section 12(d) and Rule 44 and should be authorized.

     D.  Registered Status of Enron

     Enron, as one of the Reorganized Debtors, will continue to be a registered holding company under the Act until the sale of Portland General to Oregon Electric is complete or at such earlier date as ordered by the Commission. This Application seeks an order of the Commission providing that, once the sale of Portland General to Oregon Electric is complete, Enron would cease to be a registered holding company and would be deregistered under Section 5(d) of the Act.

     Section 5(d) provides that the Commission may declare by order, when it finds that a registered holding company has ceased to be a holding company, that the registration of such company has ceased to be of effect. Enron will cease to be a holding company when all of the Existing PGE Common Stock is sold to Oregon Electric. Enron holds no other public utility subsidiary companies, and when Oregon Electric purchases Enron's voting common stock interest in Portland General, that interest will have been completely divested.

     Currently, Enron does not own securities of Oregon Electric or its affiliates, and will continue not to do so after the sale of Portland General. Further, Enron currently has no controlling influence over Oregon Electric and after the sale would similarly have no controlling influence. Accordingly, the Commission should find that, upon the sale by Enron of the Existing PGE Common Stock to Oregon Electric, Enron shall immediately cease to be a holding company under the Act.

--------
19 Under Section 10(f) of the Act, the Commission may not approve an acquisition unless it is satisfied that the transaction complies with applicable state laws. There is no similar provision under the Act that is applicable to the sale or divestiture of utility securities and, accordingly, the Commission may issue its order authorizing the divestiture before confirming that all other regulatory agencies have authorized the transaction.

Item 2.  Fees, Commissions and Expenses

     The fees, commission and expenses paid or incurred, or to be paid or incurred by the Applicants in connection with the preparation and filing of this Application are expected to be approximately $100,000.

Item 3.  Applicable statutory provisions and legal analysis

     Sections 5(d) and 12(d) of the Act and Rule 44 are considered applicable to the proposed transactions.

Item 4.  Regulatory approvals

     The OPUC, the Oregon Energy Facilities Siting Council, the FERC, the NRC, the FTC and the FCC have jurisdiction over the sale of Existing PGE Common Stock to Oregon Electric. No other state or federal regulatory agency, other than this Commission, has jurisdiction over the transactions for which authority is requested herein. The Bankruptcy Court has jurisdiction over the Plan and the transactions contemplated therein.

Item 5.  Procedure

     Applicants respectfully request the Commission to issue and publish forthwith the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify the minimum period allowed for the submission of comments. It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the Application. The Division of Investment Management may assist in the preparation of the Commission's decision if the Division is not opposed to the relief requested herein. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective, except as to the deregistration, which shall take effect only after the occurrence of the events described herein.

Item 6.  Exhibits and Financial Statements

Exhibits:

Exhibit B-1    Term sheet containing transaction details for the sale of the common stock of Portland General to Oregon Electric, incorporated by reference to Exhibit B-1 of application of Enron Corp. et al.
               in SEC File No. 70-10200.

Exhibit B-2    Stock Purchase Agreement Between Oregon Electric Utility Company,
               LLC and Enron Corp. dated November 18, 2003, incorporated by reference to Exhibit B-2 of the application of Enron Corp. et al.
               in SEC File No. 70-10200.

Exhibit F-1    Opinion of counsel (to be filed by amendment)

Exhibit F-2    Past tense opinion of counsel (to be filed by amendment)

Exhibit G      Form of Notice

Exhibit H      Fifth Amended Joint Plan of Affiliated Debtors Pursuant to
               Chapter 11 of the United States Bankruptcy Code dated January 9,
               2004, incorporated by reference to Exhibit 2.1 of the Enron Corp.
               Current Report on Form 8-K dated January 9, 2004 (filed January
               12, 2004, SEC File No. 001-13159).

Exhibit I Disclosure Statement for Fifth Amended Joint Plan of Affiliated Debtors Pursuant to Chapter 11 of the United States Bankruptcy Code dated January 9, 2004, incorporated by reference to Exhibit
               2.2 of the Enron Corp. Current Report on Form 8-K dated January 9, 2004 (filed January 12, 2004, SEC File No. 001-13159).

Exhibit J      Plan Supplement to the Fifth Amended Joint Plan of Affiliated
               Debtors Pursuant to Chapter 11 of the United States Bankruptcy
               Code dated March 9, 2004, incorporated by reference to Exhibit
               2.1 of the Enron Corp. Current Report on Form 8-K dated March 9,
               2004 (filed March 16, 2004, SEC File No. 001-13159).

Item 7.  Information as to Environmental Effects

     None of the matters that are the subject of this Application involve a "major federal action" nor do they "significantly affect the quality of human development" as those terms are used in section 102 (2)(c) of the National Environmental Policy Act. The matters that are the subject of this Application will not result in changes in the operation of Enron or its subsidiaries or affiliates that will have an impact on the environment. Enron is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application to be signed on their behalf by the undersigned officers thereunto duly authorized.

Date: July 28, 2004

                            ENRON CORP.
                            By:     /s/ Raymond M. Bowen, Jr.
                                   --------------------------
                            Name:  Raymond M. Bowen, Jr.
                            Title: Executive Vice President and Chief Financial Officer of Enron Corp.

                                  EXHIBIT INDEX

Exhibit B-1    Term sheet containing transaction details for the sale of the common stock of Portland General to Oregon Electric, incorporated by reference to Exhibit B-1 of application of Enron Corp. et al.
               in SEC File No. 70-10200.

Exhibit B-2    Stock Purchase Agreement Between Oregon Electric Utility Company,
               LLC and Enron Corp. dated November 18, 2003, incorporated by reference to Exhibit B-2 of the application of Enron Corp. et al.
               in SEC File No. 70-10200.

Exhibit G      Form of Notice

Exhibit H      Fifth Amended Joint Plan of Affiliated Debtors Pursuant to
               Chapter 11 of the United States Bankruptcy Code dated January 9,
               2004, incorporated by reference to Exhibit 2.1 of the Enron Corp.
               Current Report on Form 8-K dated January 9, 2004 (filed January
               12, 2004, SEC File No. 001-13159).

Exhibit I Disclosure Statement for Fifth Amended Joint Plan of Affiliated Debtors Pursuant to Chapter 11 of the United States Bankruptcy Code dated January 9, 2004, incorporated by reference to Exhibit
               2.2 of the Enron Corp. Current Report on Form 8-K dated January 9, 2004 (filed January 12, 2004, SEC File No. 001-13159).

Exhibit J      Plan Supplement to the Fifth Amended Joint Plan of Affiliated
               Debtors Pursuant to Chapter 11 of the United States Bankruptcy
               Code dated March 9, 2004, incorporated by reference to Exhibit
               2.1 of the Enron Corp. Current Report on Form 8-K dated March 9,
               2004 (filed March 16, 2004, SEC File No. 001-13159).